July 29, 2024

VIA EDGAR

Robert Arzonetti

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Acceleration Request for Fundamental Global Inc. Registration Statement on Form S-4, as amended by Amendment No. 1 (File No. 333-280346)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, Fundamental Global Inc. respectfully requests that the effective date for the above captioned registration statement on Form S-4 (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on July 31, 2024, or as soon thereafter as is practicable.

Should you have any questions regarding the Registration Statement, please contact Amy Bowler at (303) 290-1086.

Very truly yours,

Fundamental Global Inc.

/s/ D. Kyle Cerminara
Name:	D. Kyle Cerminara
Title:	Chief Executive Officer and Chairman of the Board of Directors

cc: Amy Bowler, Esq.